                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)

                             CompuDyne Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.75 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  204795 30 6
                 ---------------------------------------------
                                 (CUSIP Number)
                              Timothy J. MacKenzie
              William Blair Mezzanine Capital Partners II, L.L.C.
                             222 West Adams Street
                               Chicago, IL 60606
                                 (312) 364-8980
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 3, 1998
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.




_____________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 16 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204795 30 6                13D                  Page  2  of  16  Pages
          -----------                                           --     ---
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON/
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 William Blair Mezzanine Capital Fund II, L.P.
                 IRS No. 36-4147712
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
                                                                   (b) [x]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

              WC - See Item 3
--------------------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO [ ] ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

              Illinois
--------------------------------------------------------------------------------
                                 7         SOLE VOTING POWER

                                                 1,373,431
                              --------------------------------------------------
         NUMBER OF               8         SHARED VOTING POWER
           SHARES
        BENEFICIALLY                              0
          OWNED BY            --------------------------------------------------
       EACH REPORTING            9         SOLE DISPOSITIVE POWER
        PERSON WITH
                                                  1,373,431
                              --------------------------------------------------
                                10         SHARED DISPOSITIVE POWER

                                                  0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,373,431
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                      [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             25%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

             PN
--------------------------------------------------------------------------------

CUSIP No. 204795 30 6                13D                  Page  3  of  16  Pages
          -----------                                          ---    ---
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON/
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 William Blair Mezzanine Capital Partners II, L.L.C.
                 IRS No. 36-4147714
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
                                                                   (b) [x]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

              WC - See Item 3
--------------------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO [ ] ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

              Illinois
--------------------------------------------------------------------------------
                                 7         SOLE VOTING POWER

                                                 1,373,431
                              --------------------------------------------------
         NUMBER OF               8         SHARED VOTING POWER
           SHARES
        BENEFICIALLY                              0
          OWNED BY            --------------------------------------------------
       EACH REPORTING            9         SOLE DISPOSITIVE POWER
        PERSON WITH
                                                  1,373,431
                              --------------------------------------------------
                                10         SHARED DISPOSITIVE POWER

                                                  0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,373,431
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                      [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             25%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

             00
--------------------------------------------------------------------------------

CUSIP No. 204795 30 6                13D                  Page  4  of  16  Pages
          -----------                                          ---    ---
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON/
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              Marc J. Walfish
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
                                                                   (b) [x]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

              WC - See Item 3
--------------------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO [ ] ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

              USA
--------------------------------------------------------------------------------
                                 7         SOLE VOTING POWER

                                                 0
                              --------------------------------------------------
         NUMBER OF               8         SHARED VOTING POWER
           SHARES
        BENEFICIALLY                             1,373,431
          OWNED BY            --------------------------------------------------
       EACH REPORTING            9         SOLE DISPOSITIVE POWER
        PERSON WITH
                                                 0
                              --------------------------------------------------
                                10         SHARED DISPOSITIVE POWER

                                                 1,373,431
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,373,431
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                      [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             25%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------

CUSIP No. 204795 30 6                13D                  Page  5  of  16  Pages
          -----------                                          ---    ---
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON/
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              Terrance M. Shipp
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
                                                                   (b) [x]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

              WC - See Item 3
--------------------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO [ ] ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

              USA
--------------------------------------------------------------------------------
                                 7         SOLE VOTING POWER

                                                 0
                              --------------------------------------------------
         NUMBER OF               8         SHARED VOTING POWER
           SHARES
        BENEFICIALLY                             1,373,431
          OWNED BY            --------------------------------------------------
       EACH REPORTING            9         SOLE DISPOSITIVE POWER
        PERSON WITH
                                                 0
                              --------------------------------------------------
                                10         SHARED DISPOSITIVE POWER

                                                 1,373,431
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,373,431
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                      [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             25%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------

CUSIP No. 204795 30 6                13D                  Page  6  of  16  Pages
          -----------                                          ---    ---
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON/
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              Timothy J. MacKenzie
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
                                                                   (b) [x]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

              WC - See Item 3
--------------------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO [ ] ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

              USA
--------------------------------------------------------------------------------
                                 7         SOLE VOTING POWER

                                                 0
                              --------------------------------------------------
         NUMBER OF               8         SHARED VOTING POWER
           SHARES
        BENEFICIALLY                             1,373,431
          OWNED BY            --------------------------------------------------
       EACH REPORTING            9         SOLE DISPOSITIVE POWER
        PERSON WITH
                                                 0
                              --------------------------------------------------
                                10         SHARED DISPOSITIVE POWER

                                                 1,373,431
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,373,431
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                      [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             25%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

CUSIP No. 204795 30 6                13D                  Page  7  of  16  Pages
          -----------                                          ---    ---
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON/
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              E. David Coolidge
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
                                                                   (b) [x]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

              WC - See Item 3
--------------------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO [ ] ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

              USA
--------------------------------------------------------------------------------
                                 7         SOLE VOTING POWER

                                                 0
                              --------------------------------------------------
         NUMBER OF               8         SHARED VOTING POWER
           SHARES
        BENEFICIALLY                             1,373,431
          OWNED BY            --------------------------------------------------
       EACH REPORTING            9         SOLE DISPOSITIVE POWER
        PERSON WITH
                                                 0
                              --------------------------------------------------
                                10         SHARED DISPOSITIVE POWER

                                                 1,373,431
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,373,431
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                      [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             25%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

CUSIP No. 204795 30 6                13D                  Page  8  of  16  Pages
          -----------                                           --     ---
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON/
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              John P. Kayser
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
                                                                   (b) [x]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

              WC - See Item 3
--------------------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO [ ] ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

              USA
--------------------------------------------------------------------------------
                                 7         SOLE VOTING POWER

                                                 0
                              --------------------------------------------------
         NUMBER OF               8         SHARED VOTING POWER
           SHARES
        BENEFICIALLY                             1,373,431
          OWNED BY            --------------------------------------------------
       EACH REPORTING            9         SOLE DISPOSITIVE POWER
        PERSON WITH
                                                 0
                              --------------------------------------------------
                                10         SHARED DISPOSITIVE POWER

                                                 1,373,431
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,373,431
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                      [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             25%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

CUSIP No. 204795 30 6                13D                  Page  9  of  16  Pages
          -----------                                          ---    ---
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON/
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              William Blair & Company, L.L.C.
              IRS No. 36-214610
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
                                                                   (b) [x]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

              WC - See Item 3
--------------------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO [ ] ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

              Illinois
--------------------------------------------------------------------------------
                                 7         SOLE VOTING POWER

                                                 0
                              --------------------------------------------------
         NUMBER OF               8         SHARED VOTING POWER
           SHARES
        BENEFICIALLY                             1,373,431
          OWNED BY            --------------------------------------------------
       EACH REPORTING            9         SOLE DISPOSITIVE POWER
        PERSON WITH
                                                 0
                              --------------------------------------------------
                                10         SHARED DISPOSITIVE POWER

                                                 1,373,431
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,373,431
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                      [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             25%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

             PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                    -----------------------
CUSIP No. 204795 30 6                                    Page  10  of  16  Pages
---------------------                                    -----------------------


ITEM 1.  SECURITY AND ISSUER
         -------------------

             This statement relates to common stock, par value $.75 per share ("Common Stock"), of CompuDyne Corporation (the "Company"). The principal executive offices of the Company are located at 120 Union Street, Willimantic, Connecticut 06226.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

             (a)-(c) This Schedule 13D is filed on behalf of William Blair Mezzanine Capital Fund II, L.P., an Illinois limited partnership (the "Fund"), and the Fund's general partner, William Blair Mezzanine Capital Partners II, L.L.C., an Illinois limited liability company ("Capital Partners"). The Fund is a private investment limited partnership that provides mezzanine financing. Capital Partners is the general partner of the Fund. The address of each of the Fund and Capital Partners is 222 West Adams Street, Chicago, Illinois 60606. Pursuant to Rules 13d-1(k) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act"), this Schedule 13D is also filed on behalf of certain individuals and another entity identified below (together with the Fund and Capital Partners, the "Reporting Persons") who, pursuant to Rule 13d-5(b)(1), may be deemed as a group to have acquired beneficial ownership of the Common Stock of the Company as a result of such individuals being members of the Board of Managers of Capital Partners or having the power to appoint persons to the Board of Managers. The Board of Managers exercises voting and disposition power with respect to the Fund's shares of Common Stock.

             Although the Reporting Persons are making this joint filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Act.

             The names and present principal occupation or employment for the individual Reporting Persons is described below. Each individual Reporting Person's business address and employment address is 222 West Adams Street, Chicago, Illinois 60606.

             Marc J. Walfish. Mr. Walfish is a Managing Director of Capital Partners and a member of the Board of Managers of Capital Partners.

             Terrance M. Shipp. Mr. Shipp is a Managing Director of Capital Partners and a member of the Board of Managers of Capital Partners.

                                  SCHEDULE 13D

---------------------                                    -----------------------
CUSIP No. 204795 30 6                                    Page  11  of  16  Pages
---------------------                                    -----------------------


             Timothy J. MacKenzie. Mr. MacKenzie is a Managing Director of Capital Partners and a member of the Board of Managers of Capital Partners.

             E. David Coolidge. Mr. Coolidge is Chief Executive Officer of William Blair and Company, L.L.C. ("William Blair & Company") and a member of the Board of Managers of Capital Partners.

             John P. Kayser. Mr. Kayser is Chief Financial Officer of William Blair and Company and a member of the Board of Managers of Capital Partners.

             William Blair & Company, L.L.C. William Blair & Company is an Illinois limited liability company and a member of Capital Partners and has the power to appoint and remove Mr. Coolidge and Mr. Kayser as members of the Board of Managers of Capital Partners. William Blair & Company is a financial services company with its executive offices at 222 West Adams Street, Chicago, Illinois 6060.

             (d) None of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             (e) None of the persons identified in this Item 2 has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities with respect to, federal or state securities laws or a finding of any violations with respect to such laws.

             (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

             The Common Stock of the Company held by the Fund was acquired on December 3, 1998 pursuant to the Subordinated Loan and Investment Agreement, dated as of November 30, 1998 (the "Investment Agreement"), between the Company and the Fund. Pursuant to the Investment Agreement, the Fund paid $3,000,000 for 1,075,507 shares of Common Stock and a warrant to purchase, for an exercise price of $3.25 per share, an additional 297,924 shares of Common Stock (the "Warrant").

                                  SCHEDULE 13D

---------------------                                    -----------------------
CUSIP No. 204795 30 6                                    Page  12  of  16  Pages
---------------------                                    -----------------------


             The Fund was formed to make debt and equity investments in private transactions. The funds for the acquisition of the Common Stock, the Warrant and the Note (defined below) consisted of capital invested in the Fund by its limited partners and general partner.

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

             The Fund acquired the Common Stock as part of a $12 million financing to provide the Company with the capital necessary for the acquisition of the businesses of Norment Industries, Inc. and Norshield Corporation from Apogee Enterprises, Inc. In addition to purchasing the shares of Common Stock and the Warrant for aggregate consideration of $3,000,000, the Fund acquired from the Company a $9,000,000 Senior Subordinated Note (the "Note") for a purchase price of $9,000,000.

             (a) The Note is due to be repaid in quarterly installments of $500,000 each beginning March 31, 2004, with the balance of the Note due at maturity on December 31, 2005. The Reporting Persons have no current plans or proposals to otherwise dispose of the Note, the Common Stock or the Warrant.

             (b) The Reporting Persons have no current plans or proposals with respect to an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries.

             (c) The Reporting Persons have no current plans or proposals with respect to a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

             (d) Pursuant to the Investment Agreement, and the Corporate Governance and Shareholder Agreement (the "Governance Agreement") executed by the Company and the Fund in connection therewith, the Fund is entitled to have one representative elected to, and maintained as a member of, the Company's Board of Directors until the Note is repaid in full and the Fund's holdings of Common Stock represent less than 10% of the Company's issued and outstanding Common Stock.

             (e) The Investment Agreement prohibits the payment of dividends by the Company until the Note is repaid in full and the Fund's holdings of Common Stock represent less than 10% of the Company's issued and outstanding Common Stock.

                                  SCHEDULE 13D

---------------------                                    -----------------------
CUSIP No. 204795 30 6                                    Page  13  of  16  Pages
---------------------                                    -----------------------


             (f) The Reporting Persons have no current plans or proposals with respect to any other material change in the Company's business or corporate structure.

             (g) The Investment Agreement and the Governance Agreement contain provisions which prohibit a change in control of the Company.

             (h) The Reporting Persons have no current plans or proposals to cause a class of the Company's securities to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

             (i) The Reporting Persons have no current plans or proposals with respect to a class of the Company's equity securities becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act.

             (j) Except as described above, the Reporting Persons have no current plans or proposals with respect to any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

             (a)-(b) Although each Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person, pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 1,373,431 shares of Common Stock, representing approximately 25% of the outstanding Common Stock as of December 3, 1998.

             Each person named in response to Item 2 hereof has, as of December 3, 1998 as of such other date specified below, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of Common Stock as follows:

             The Fund. William Blair Mezzanine Capital Fund II, L.P. has the sole power to vote and dispose of 1,373,431 shares of Common Stock.

             Capital Partners. As the sole general partner of the Fund, William Blair Mezzanine Capital Partners II, L.L.C. has the sole power to direct the vote and disposal of 1,373,431 shares of Common Stock.

             Board of Managers. As the members of the Board of Managers of Capital Partners, the following persons share the power to direct the vote and disposal of 1,373,431 shares of Common Stock: Marc J. Walfish; Terrance M. Shipp; Timothy J.

                                  SCHEDULE 13D

---------------------                                    -----------------------
CUSIP No. 204795 30 6                                    Page  14  of  16  Pages
---------------------                                    -----------------------


MacKenzie; E. David Coolidge; and John P. Kayser. William Blair & Company also shares voting and dispositive power with respect to 1,373,431 shares by virtue of its ability to appoint and remove members of the Board of Managers.

             (c) There have been no transactions in Common Stock of the Company by any of the Reporting Persons during the 60 days prior to December 3, 1998.

             (d) No other person is known by the undersigned to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock which is owned by the Fund.

             (e) It is inapplicable for the purposes herein to state the date on which a Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
      RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER
      -----------------------------------------------------

             The Governance Agreement restricts the ability of Martin A. Roenigk to sell or pledge more than 500,000 shares of the Company's Common Stock prior to December 31, 2003, and 100,000 shares per year thereafter, without the consent of the Fund. The Investment Agreement contains covenants, default and similar provisions commonly found in such loan agreements.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS
         ---------------------------------

(Exhibit 1)  Agreement Among Reporting Persons with respect to the filing of a single statement on Schedule 13D.

(Exhibit 2)  Subordinated Loan and Investment Agreement, dated November 30,
             1998.

(Exhibit 3)  Corporate Governance and Shareholder Agreement dated November 30,
             1998.

                                  SCHEDULE 13D

---------------------                                    -----------------------
CUSIP No. 204795 30 6                                    Page  15  of  16  Pages
---------------------                                    -----------------------


             After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated December 9, 1998.

                                    WILLIAM BLAIR MEZZANINE CAPITAL
                                    FUND II, L.P.
                                          BY WILLIAM BLAIR MEZZANINE CAPITAL
                                          PARTNERS II, L.L.C.,
                                          Its general partner

                                         BY  /s/ Timothy J. MacKenzie
                                            ----------------------------------
                                                  Timothy J. MacKenzie,
                                                    Managing Director

                                    WILLIAM BLAIR MEZZANINE CAPITAL
                                    PARTNERS II, L.L.C.

                                    BY    /s/ Timothy J. MacKenzie
                                      ----------------------------------
                                                Timothy J. MacKenzie,
                                                  Managing Director

                                        /s/ Marc J. Walfish
                                    -------------------------------------
                                            Marc J. Walfish

                                        /s/ Terrance M. Shipp
                                    -------------------------------------
                                            Terrance M. Shipp

                                        /s/ Timothy J. MacKenzie
                                    -------------------------------------
                                            Timothy J. MacKenzie

                                        /s/ E. David Coolidge
                                    -------------------------------------
                                            E. David Coolidge

                                        /s/ John P. Kayser
                                    -------------------------------------
                                            John P. Kayser

                                  SCHEDULE 13D

---------------------                                    -----------------------
CUSIP No. 204795 30 6                                    Page  16  of  16  Pages
---------------------                                    -----------------------

                                    WILLIAM BLAIR & COMPANY, L.L.C.

                                    BY   /s/ E. David Coolidge
                                      -----------------------------------------
                                            E. David Coolidge,
                                         Chief Executive Officer